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Women-owned
Origin Beer Project

Brewery

530 Wellington Ave
Cranston, RI 02910
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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THE PITCH
Origin Beer Project is seeking investment to continue our evolution and buildout our new brick and mortar location for the greater PVD community.
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Our Story

Co-owned by Cheyne and Erika Tessier, Origin Beer Project [OBP] was born out years of industry experience and a passion to create a more meaningful beverage longterm. OBP focuses on balanced & flavorful mid to low ABV beers. Bridging gaps in beer/wine/cider ferments creates a larger, more diverse and welcoming drinking experience.

Cheyne began developing his unique saison and farmhouse style ales concepts while brewing at Proclamation Ale Co. Eventually, he would cross paths with industry veteran Morgan Snyder who was looking for somebody at Buttonwoods Brewery in Cranston, RI. After two and a half years working there, it was time to start looking more seriously at our own project.

After months of searching and number of spots calling apart because of the pandemic, we decided to start alt-prop concept. Enter Origin Beer Project. The model has allowed us to open with little to no capital. We used everything we had in our bank account, along with a little assistance from the Synder's and started to operate OBP out of Buttonwoods. This allowed us to split some costs, start with low overhead and low investment, and build the brand they way we wanted.

Highlights

Started Origin Beer Project will less than 3k out of pocket and a 6k loan for a fermenter.

Became Rhode Island's first Alternating Proprietorship brewery.

Focused on Lower alcohol options as well as wine/beer and cider/beer hybrids.

100% hands on from recipe and production to branding and marketing.

Join us on our next journey

OPBs new location is situated in the cozy west end neighborhood of providence among a vast amount of bars, restaurants and a neighboring brewery. Setting roots in this busy, walkable neighborhood will allow us even more visibility and continued growth among a large selection of beer styles and continued collaborations.

The bulk of this fundraise will help us complete the build out of our tasting room and intimate outside seating area, as we continue to grow and expand our project beyond just beer.

A few neighboring businesses include;

Y Noodle Bar - Asian Cuisine

The Slow Rhode - New American–Southern

Moniker Brewery - Lager influenced brewery

Bayberry Beer Hall - Modern American Beer Hall

Pizza J - Contemporary Pizzeria

Julian's - Hip Brewpub

Pickerel - Noodles & Drinks

The Avery - Speakeasy-style bar

Deadbeats - Dive bar

Kimi's - Bar

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Co-owners Cheyne and Erika Tessier, Photo Credit: Angel Tucker via Rhode Island Monthly

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9/2019
Incorporated

Business entity created

10/2020
Opened

Officially open for business as a package, to-go only Alternating Proprietorship brewery during the COVID-19 pandemic in a shared brewing space with one 5bbl fermenter.

2021
Non-profit Started

Erika Tessier is a founding member of the RIDEA (Rhode Island Inclusion, Diversity, Equity, & Action) Committee (www.https://www.rideacommittee.org) in Rhode Island. Their mission is to promote a culture of equity, diversity, and inclusion in the RI beverage industry. The RIDEA has organized a scholarship the Johnson and Wales for under represented individuals who seek entry into food and beverage industries.

5/2021
Equipment Purchase

Purchased a second tank (5bbl tank)

2/2022
Equipment Purchase

Purchased a third tank (3.5bbl tank)

2022
Equipment Purchase

Bought various barrels (Bourbon, Wine, Stainless) for saison, clean fermentation, hybrid beer styles and stout aging.

2/2023
Signed Lease

Signed a lease for our own space in Providence RI

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View from our new production space looking into our future tasting room in Providence, RI

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PRESS
More Brew and Less Buzz, With Low-Alcohol Beers

The Best-Looking Beer Cans in America, 2021 Edition - Ceros Inspire

We're paying tribute to the best-looking beer cans on store shelves, from the Pacific Northwest to South Florida. Plus, design your own can!

Inside Origin Beer Project, an Alt-Prop Brewery at Buttonwoods - Rhode Island Monthly

Cheyne and Erika Tessier launched their alternating proprietorship brewery, Origins Beer Project, at Buttonwoods Brewery in Cranston, RI.

The 8 Best Breweries in Rhode Island

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THE TEAM
Cheyne Tessier
Co-Owner / Head Brewer

Cheyne has spent the past 9 years working for a hand full of breweries of various sizes, beer focuses and business models.

Erika Tessier
Co-Owner

Erika has held various roles in distribution from sales routes to business operations. She also spent time as a beer buyer for a local package store as well as bartending gigs at local RI bars

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2
Founded
$7,500
Average Monthly Revenue
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Order Online
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase existing assets $35,000
Equipment purchases $2,500
Tasting room supplies $5,000
Permitting and Licensing $4,125
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$250,000	$300,000	$330,000	$353,100	$370,755
Cost of Goods Sold	$75,000	$90,000	$99,000	$105,930	$111,226
Gross Profit	$175,000	$210,000	$231,000	$247,170	$259,529

EXPENSES

Rent $24,000 $24,600 $25,215 $25,845 $26,491

Utilities $20,000 $20,500 $21,012 $21,537 $22,075

Salaries $70,000 $84,000 $92,400 $98,868 $103,811

Insurance $2,000 $2,050 $2,101 $2,153 $2,206

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $2,000 $2,050 $2,101 $2,153 $2,206

Operating Profit $52,000 $71,675 $82,918 $91,230 $97,222

This information is provided by Origin Beer Project. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends June 30th, 2023

Summary of Terms

Legal Business Name A Sad Boi LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 4%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Historical milestones

A Sad Boi LLC dba. Origin Beer Project has been operating since October 2020 and has since achieved the following milestones:

Opened location in Cranston, RI

Achieved revenue of $18,198.05 in 2020, which then grew to $57,638.64 in 2021.

Had Cost of Goods Sold (COGS) of $5,200.42, which represented gross profit margin of 71.42% in 2020. COGS were then $20,291.17 the following year, which implied gross profit margin of 64.80%.

Achieved profit of $ -3,506.37 in 2020, which then grew to $3,301.71 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

A Sad Boi LLC dba. Origin Beer Project forecasts the following milestones:

Secure lease in Providence, Rhode Island on February 2023.

Hire for the following positions by October, 2023: Tasting room staff, Production assistant.

Achieve $250,000 revenue per year by 2025.

Other outstanding debt or equity

As of April 2023, A Sad Boi LLC dba. Origin Beer Project has debt of $8,282. This debt is sourced primarily from Private lenders and will be senior to any investment raised on Mainvest. In addition to the A Sad Boi LLC dba. Origin Beer Project's outstanding debt and the debt raised on Mainvest, A Sad Boi LLC dba. Origin Beer Project may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of A Sad Boi LLC dba. Origin Beer Project, we have had the following material changes and trends:

Found a secured a turnkey brick and mortar Brewery

Signed a Lease for it's expansion.

Transferred Federal manufactures permits to Providence, RI

In the final stages of State permit and license transfers.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of A Sad Boi LLC dba. Origin Beer Project to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

A Sad Boi LLC dba. Origin Beer Project operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. A Sad Boi LLC dba. Origin Beer Project competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from A Sad Boi LLC dba. Origin Beer Project's core business or the inability to compete successfully against the with other competitors could negatively affect A Sad Boi LLC dba. Origin Beer Project's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in A Sad Boi LLC dba. Origin Beer Project's management or vote on and/or influence any managerial decisions regarding A Sad Boi LLC dba. Origin Beer Project. Furthermore, if the founders or other key personnel of A Sad Boi LLC dba. Origin Beer Project were to leave A Sad Boi LLC dba. Origin Beer Project or become unable to work, A Sad Boi LLC dba. Origin Beer Project (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which A Sad Boi LLC dba. Origin Beer Project and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, A Sad Boi LLC dba. Origin Beer Project is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

A Sad Boi LLC dba. Origin Beer Project might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If A Sad Boi LLC dba. Origin Beer Project is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt A Sad Boi LLC dba. Origin Beer Project

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect A Sad Boi LLC dba. Origin Beer Project's financial performance or ability to continue to operate. In the event A Sad Boi LLC dba. Origin Beer Project ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither A Sad Boi LLC dba. Origin Beer Project nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

A Sad Boi LLC dba. Origin Beer Project will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and A Sad Boi LLC dba. Origin Beer Project is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although A Sad Boi LLC dba. Origin Beer Project will carry some insurance, A Sad Boi LLC dba. Origin Beer Project may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, A Sad Boi LLC dba. Origin Beer Project could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect A Sad Boi LLC dba. Origin Beer Project's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of A Sad Boi LLC dba. Origin Beer Project's management will coincide: you both want A Sad Boi LLC dba. Origin Beer Project to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want A Sad Boi LLC dba. Origin Beer Project to act conservative to make sure they are best equipped to repay the Note obligations, while A Sad Boi LLC dba. Origin Beer Project might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If A Sad Boi LLC dba. Origin Beer Project needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with A Sad Boi LLC dba. Origin Beer Project or management), which is responsible for monitoring A Sad Boi LLC dba. Origin Beer Project's compliance with the law. A Sad Boi LLC dba. Origin Beer Project will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if A Sad Boi LLC dba. Origin Beer Project is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if A Sad Boi LLC dba. Origin Beer Project fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of A Sad Boi LLC dba. Origin Beer Project, and the revenue of A Sad Boi LLC dba. Origin Beer Project can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of A Sad Boi LLC dba. Origin Beer Project to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Origin Beer Project. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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